Exhibit 99.2

AMBER INTERNATIONAL HOLDING LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON OCTOBER 23, 2026

NOTICE IS HEREBY GIVEN that the annual general meeting of Amber International Holding Limited (“AMBR” or the “Company”) (NASDAQ: AMBR) will be held on October 23, 2026 at 9:00 a.m. (Singapore time), or October 22, 2026 at 9:00 p.m. (New York time) at 1 Wallich Street, #30-02 Guoco Tower, Singapore, for the following purposes:

As a special resolution:

1.	To approve the grant of a one-off incentive share award to Mr. Michael Wu, consisting of an aggregate of 23,469,189 Class B ordinary shares, which shall be fully vested and issued on October 23, 2026, and all transactions contemplated thereby, including the issuance of such Class B ordinary shares pursuant thereto.

Explanatory note:

The board of directors of the Company considers that the one-off incentive share award to Mr. Michael Wu supports the Company's transformation into a builder of specialized AI agents for finance, enterprise and growth, and the continuity of leadership required as the Company progressively develops and expands these initiatives. The one-off incentive share award is intended to align the founder's voting influence with his ongoing leadership responsibilities. Upon full vesting and issuance, the one-off incentive share award would increase Mr. Michael Wu's voting power from approximately 74.1% to approximately 82.3%, based on the Company's issued and outstanding ordinary shares as of September 23, 2026.

As ordinary resolutions:

2.	To approve and ratify the appointment of Mr. Michael Wu as a director and chairman of the board of directors of the Company;
3.	To approve and ratify the appointment of Ms. Jie Jiao as an independent director of the Company;
4.	To approve and ratify the appointment of Ms. Vicky Wang as a director of the Company;
5.	To approve and ratify the appointment of Mr. Yi Bao as a director of the Company;
6.	To approve and ratify the appointment of Ms. Noorsurainah Tengah as an independent director of the Company;
7.	To approve and ratify the appointment of Mr. Daniel-Philippe Mamadou-Blanco as an independent director of the Company;
8.	To confirm, approve and ratify the Company's Post-IPO Share Incentive Plan (Note), as amended and restated by the board of directors of the Company on May 16, 2025, including the increase of the share reserve to 11,000,000 Class A ordinary shares and the annual increase under Section 3.1 thereof; and
9.	To act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

Note:

A copy of the Post-IPO Share Incentive Plan, as amended and restated, is filed as Exhibit 10.1 to the Company’s registration statement on Form S-8 filed with SEC on June 27, 2025, and is available at http://www.sec.gov.

The board of directors of the Company has fixed the close of business on September 28, 2026 (New York time) as the record date (the “Record Date”). Only holders of our ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Singapore office at 1 Wallich Street, #30-02 Guoco Tower, Singapore, or by email to ir@ambr.io as soon as possible and in any event no later than 9:00 a.m. October 21, 2026 (Singapore time), or 9:00 p.m., October 20, 2026 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at the meeting will be conducted by way of poll. In the event voting takes place at a shareholders’ meeting, the Depositary will instruct JPMorgan Chase Bank, N.A., Hong Kong Branch, (the “Custodian”) to vote all shares in accordance with the voting instructions received. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the deposited securities represented by the ADSs evidenced by such holder’s receipts as to which such instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if the Company informs the Depositary in writing (and the Company agrees to provide the Depositary with such information promptly in writing) that (i) it does not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, the Depositary has been provided with an opinion of counsel to the Company, in form and substance satisfactory to the Depositary, to the effect that (x) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the Cayman Islands, (y) the granting of such proxy will not result in a violation of Cayman Islands law, rule, regulation or permit and (z) the voting arrangement and deemed instruction as contemplated herein will be given effect under Cayman Islands law. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

Our board of directors appreciates your continuing support and urges you to support the above resolutions.

The Company’s 2025 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2025 are available on the Investor Relations Section of the Company’s website at https://ir.ambr.io.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael Wu

Michael Wu
Chairman of the Board of Directors
Date: September 28, 2026

Exhibit A

Resume of Candidates

Mr. Michael Wu has served as our chief executive officer since August 2025 and our chairman of the board of directors of the Company since March 2025. He co-founded Amber AI in 2017, which later became Amber Group. Today, he leads AMBR, a company dedicated to building specialized AI agents for finance, enterprise, and growth, on the belief that the next generation of financial and business services will be built around AI agents that do more than answer: they act. He brings nearly a decade of experience at the intersection of technology and financial markets. Deeply technical and hands-on with programming and AI, he has also built and operated businesses across some of the world’s most demanding financial markets. Under his leadership, AMBR combines AI-native technology with domain expertise, real data, and real-world workflows to develop a portfolio of AI agents specialized for high-stakes use cases spanning personal finance, marketing, trading, institutional financial services, enterprise security, and organizational management. Before founding Amber AI, he was a portfolio manager at a billion-dollar macro hedge fund and an FX and rates trader at Morgan Stanley. He graduated summa cum laude in Economics from Dartmouth College.

Ms. Jie Jiao has served as our independent director since July 2025. Ms. Jiao has extensive experience in initial public offerings, private equity financing and corporate legal affairs. Ms. Jiao currently serves as an adviser to Play for Dream Inc.. She is an independent non-executive director of China Sunshine Paper Holdings Company Limited (2002.HK), TradeGo Fintech Limited (8017.HK), LVGEM (China) Real Estate Investment Limited (0095.HK), Palasino Holdings Limited (2536.HK), EPI (Holdings) Limited (0689.HK) and Tianli Holdings Group Limited (0117.HK). Ms. Jiao is also an independent director of Quhuo Limited (NASDAQ: QH). Ms. Jiao received her bachelor of laws degree and bachelor of economics degree from Peking University. Ms. Jiao also received her degree of Magister Juris from University of Oxford. Ms. Jiao is a CFA charterholder, a member of CPA Australia and obtained the Legal Professional Qualification Certificate from the Ministry of Justice of the PRC.

Ms. Vicky Wang has served as our director and President since August 2025. She leads the Company’s strategic growth, commercial development, and platform evolution as it builds specialized AI agents for finance, enterprise, and growth. She brings deep experience across digital wealth management, financial consulting, and investment strategy in both traditional and digital markets. At AMBR, she has played an instrumental role in driving both business growth and the Company’s broader market presence, shaping its commercial strategy and market positioning, with responsibilities spanning sales, strategic partnerships, marketing, and investor engagement. Prior to AMBR, she held senior business leadership positions focused on revenue growth, partnership development, and client strategy across international markets. Earlier in her career, she worked at leading financial institutions across both primary and secondary markets, advising global clients and institutions on investment and financing opportunities. She holds a Master of Business Administration from Imperial College London.

Mr. Yi Bao served as our chief product officer since September 2025, promoted to chief operating officer since August 2026, and has served as our director since December 2025. He oversees the Company’s operating model, execution capabilities, and business development as it builds specialized AI agents for finance, enterprise, and growth. He brings extensive experience across crypto-related financial products, OTC trading and payments, business operations, and strategic partnerships. At AMBR, he has played a key role in strengthening the Company’s operating foundation, cross-functional execution, and ability to scale across products and business lines. Prior to joining the Company, he served as Operations Director and Business Development Manager at TIDEiSun Group and as an Analyst at GSR Capital. He received his bachelor’s degree in Mechanical Engineering from Tsinghua University, a dual bachelor’s degree in Economics from Peking University, and a Ph.D. in Engineering Mechanics from Tsinghua University.

Ms. Noorsurainah Tengah has served as our independent director since May 2026. She brings to the board of directors of the Company extensive experience in sovereign wealth investment, alternative assets, institutional asset management, and public-company governance across multiple jurisdictions. She currently serves as Head of Alternative Assets and Listed Assets at the Brunei Investment Agency (BIA), the sovereign wealth fund of the Government of Brunei, where she also serves on the Investment Committee and Management Committee. In addition to her role at BIA, she currently serves as an Independent Non-Executive Director of Mapletree Industrial Trust Management Ltd. (the manager of Mapletree Industrial Trust (SGX: ME8U) since April 2023 and as a Director of Perennial Holdings Private Limited and Perennial Group Private Limited since May 2024. Over the preceding five years, she has held various senior leadership and board positions, including directorships at EG Acquisition Corp. (NYSE: EGGF) and Boqii Holding Limited (NYSE: BQ). She holds a Master’s degree in Finance and Economics from Manchester Business School in the United Kingdom, and has completed the Program for Leadership Development at Harvard Business School. She is a Chartered Financial Analyst (CFA) charterholder and a Chartered Alternative Investment Analyst (CAIA).

Mr. Daniel-Philippe Mamadou-Blanco has served as our independent director since August 2026. He is a capital formation and M&A specialist with a blend of banking and operational experience across global markets. He is the founder and Chief Executive Officer of Welsbach Holdings, a technology metals advisory firm. He has also served as Managing Director of Energy Transition Minerals Ltd (ASX: ETM) since 2021. Additionally, he has served as President of Axiom Intelligence Acquisition Corp 1 (NASDAQ: AXINU) since 2025. He founded and was Managing Director of Talaxis Limited (Noble Group Limited’s technology metals division in Hong Kong) from 2015 until 2020. Prior to that, he held various senior positions with Deutsche Bank, Goldman Sachs and Nomura, with more than two decades across EMEA and Asia-Pacific. He holds a Bachelor’s degree in Business Management and Marketing from ESIC Business & Marketing School in Spain, and a Master of Science in International Securities, Investment and Banking from the University of Reading in the United Kingdom.